EXHIBIT 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the filing of Amendment No. 2 to the Annual Report of LanOptics Ltd. (the "Company") on Form 20-F/A for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Meir D. Burstin, Chairman of the Board of Directors of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/S/ Meir D. Burstin*
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Meir D. Burstin
Principal Executive Officer

December 22, 2004

     * The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.